NEWS RELEASE

North American Palladium Updates Palladium Mineral Reserves & Resources

Upgrade in Categories Gives Increased Confidence for Mine Planning

Toronto, Ontario, August 8, 2012 – North American Palladium Ltd. (“NAP” or “the Company”) (TSX: PDL) (NYSE MKT: PAL) today released an updated mineral reserve and resource estimate for its Lac des Iles (“LDI”) palladium mine in Northwest Ontario, Canada.

Highlights:

•	Offset Zone infill drill program achieved its objective to upgrade the resource model in support of ongoing development and mine planning:

o	Measured resources nearly tripled in size to 7.1 million tonnes (1.25 million contained palladium ounces);

o	Measured and Indicated resources total 14.2 million tonnes (2.38 million contained palladium ounces); and

o	Inferred resources nearly doubled to 6.3 million tonnes (0.89 million contained palladium ounces).

•	The new resource model confirms the potential for additional resources in the western (Cowboy and Outlaw zones) and southern parts of the Offset Zone deposit where drilling densities are low; and

•	Significant potential exists to increase LDI's mineral reserves and resources with:

o	Additional step-out drilling on the Offset Zone (which remains open at depth, along strike and to the west);

o	Extension drilling on the Roby Zone; and

o	Delineation drilling on the recently discovered Sheriff Zone (see July 16th 2012 press release).

“The Company is pleased with the increased confidence of the resource estimates,” said William J. Biggar, President & Chief Executive Officer. “The new resource model provides a foundation for effective, long-term mine planning that is critical to the successful ramp-up of mining operations in the Offset Zone deposit, while highlighting the opportunity to significantly expand resources from new underground drilling platforms that will become available next year after the shaft is commissioned.”

Offset Zone Updated Mineral Resource Estimate

The 2011 exploration program that formed the basis for the updated mineral resource estimate was principally focused on infill and extension drilling on the Offset Zone in the areas around the immediate production plans (in the upper part of the deposit) to improve the resource model in support of ongoing development and mine planning. The updated resource estimate includes all drilling completed to the end of March, 2012.

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The new Offset Zone resource estimate was prepared by independent Qualified Person Todd McCracken, P. Geo., of Tetra Tech, Inc. (“Tetra Tech”). The current estimate incorporates results from the Company's 2011 and Q1 2012 drill program, consisting of 164 drill holes totaling 45,995 metres. Cumulative Offset Zone exploration drilling to the end of March 2012 totals 535 holes and 229,376 metres.

The updated Offset Zone resource estimate includes 14.2 million tonnes of Measured and Indicated resources grading 5.22 grams per tonne palladium (“g/t Pd”) plus another 6.3 million tonnes of Inferred resources grading 4.40 g/t Pd. The infill drilling completed in 2011 and Q1 2012 was successful in converting a significant amount of the Indicated resources to Measured resources thereby increasing the confidence in the grade distribution for mine planning purposes. In particular, Measured resources have nearly tripled since the last resource update in June 2011.

Overall, the Company’s infill drill program returned excellent results and achieved its objective of improving knowledge of the Offset Zone mineralization as well as identifying potential new targets in advance of production, including validation of the potential for future resource additions from the recently discovered Cowboy and Outlaw zones. Reserves for the Offset Zone are currently being estimated and will be completed prior to year end following completion of an updated mining plan.

Significant potential exists to increase LDI's mineral reserves and resources with additional step-out drilling on the Offset Zone (which remains open to the west and south and at depth); extension drilling on the Roby Zone (beyond the current conversions already achieved this year); and delineation drilling on the Sheriff Zone (see July 16th press release). The new resource wireframe model also provides a much improved indication of where future gains in resources are most likely to come from; for example, within the inadequately defined western side of the deposit, including the Cowboy and Outlaw zones. The Company also expects to continue mining in the open pit in 2013 and is currently assessing opportunities to convert additional pit resources into reserves.

The following mineral resource calculation for the Offset Zone uses a minimum 3.5 g/t Pd resource cut-off grade and is current as at March 31, 2012.

OFFSET ZONE MINERAL RESOURCES AS AT MARCH 31, 2012

OFFSET ZONE MINERAL RESOURCES
	Tonnes	Pd	Pt	Au	Ni	Cu	Pd
CATEGORY	(000'S)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000's oz)
Measured	7,136	5.45	0.37	0.37	0.13	0.10	1,251
Indicated	7,062	4.98	0.35	0.34	0.12	0.10	1,131
Total Measured & Indicated	14,198	5.22	0.36	0.36	0.13	0.10	2,382
Inferred	6,292	4.40	0.37	0.30	0.10	0.09	889

See Notes in the LDI Property reserve and resource table below for full disclosure.

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For comparison purposes, the following table provides the current Offset Zone mineral resource estimate next to the previous one released in 2011:

OFFSET ZONE MINERAL RESOURCES
	2012			2011
	Tonnes	Pd	Pd	Tonnes	Pd	Pd
CATEGORY	(000'S)	(g/t)	(000's oz)	(000'S)	(g/t)	(000's oz)
Measured	7,136	5.45	1,251	2,500	5.62	452
Indicated	7,062	4.98	1,131	11,955	5.24	2,016
Total Measured & Indicated	14,198	5.22	2,382	14,455	5.31	2,468
Inferred	6,292	4.40	889	3,071	4.80	474

LDI Property Updated Mineral Reserve & Resource Estimate

The following updated mineral reserve and resource estimate for the LDI property as at March 31, 2012 reflects the following principal changes relative to the June 2011 update:

•	Conversion of Offset Zone Indicated resources to Measured resources;

•	Depletion from mining of the Roby Zone reserves and the stockpile resources; and

•	Conversion of a portion of the open pit resources to reserves.

LDI PROPERTY MINERAL RESERVES AND RESOURCES AS AT MARCH 31, 2012

LDI MINERAL RESERVES
	Tonnes	Pd	Pt	Au	Ni	Cu	Pd
CATEGORY	(000'S)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000's oz)
PROVEN
Roby Zone	420	6.38	0.42	0.34	0.08	0.07	86
Open Pit	722	1.99	0.21	0.22	0.11	0.10	46
PROBABLE
None Reported	-	-	-	-	-	-	-
TOTAL P&P	1,143	3.61	0.29	0.26	0.10	0.09	132

Note: Reserves for the Offset Zone are currently being estimated and will be completed prior to year end following completion of an updated mining plan.

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LDI MINERAL RESOURCES
	Tonnes	Pd	Pt	Au	Ni	Cu	Pd
CATEGORY	(000'S)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000's oz)
MEASURED
Offset Zone	7,136	5.45	0.37	0.37	0.13	0.10	1,251
Open Pit	1,971	2.00	0.24	0.15	0.05	0.07	126
Stockpile	83	1.63	0.17	0.14	0.08	0.06	4
TOTAL MEASURED	9,189	4.68	0.34	0.32	0.11	0.09	1,382
INDICATED
Offset Zone	7,062	4.98	0.35	0.34	0.12	0.10	1,131
Roby Zone	1,269	7.16	0.41	0.33	0.08	0.06	292
Open Pit	2,565	2.20	0.24	0.18	0.07	0.08	181
Low Grade Stockpile	13,188	0.97	0.12	0.08	0.06	0.03	411
TOTAL INDICATED	24,084	2.60	0.22	0.18	0.08	0.06	2,016
TOTAL M&I	33,273	3.18	0.25	0.22	0.09	0.07	3,398
INFERRED
Offset Zone	6,292	4.40	0.37	0.30	0.10	0.09	889

Notes:

1.	Prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. U.S. investors should refer to the Annual Information Form for an overview on how Canadian standards differ significantly from U.S. requirements.

2.	Palladium ounces are stated as contained ounces. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.

3.	Mineral Resources for the Offset Zone were estimated from drilling completed to March 31, 2012 by Todd McCracken, P.Geo., of Tetra Tech, an independent Qualified Person within the meaning of NI 43-101. The mineral resource calculation uses a minimum 3.5 g/t Pd resource block cut-off. The mineral resource estimate is based on the combination of geological modeling, geostatistics and conventional block modeling (5 m x 5 m x 5 m blocks). Assay grade capping was determined not to be necessary. The Offset Zone resource models used the ordinary kriging (OK) grade interpolation method within a three-dimensional block model with mineralized zones defined by wireframed solids. The QA/QC protocols and corresponding sample preparation and shipment procedures for the Offset Zone have been reviewed by Tetra Tech. Resources were estimated to the 4070 Mine Level (-930 m elevation), a maximum depth of 1,430 m. The following metal price assumptions were used: US$475/oz palladium, US$1,500/oz platinum, US$1,200/oz gold, US$9.00/lb nickel, and US$3.25/lb copper. A US$/Cdn$ exchange rate of US$0.95 = CDN$1.00 was also applied.

4.	The mineral reserve and resource estimate for the Roby Zone, open pit and stockpiles were estimated as of June 30, 2010 by Scott Wilson RPA and updated by David Penna, P.Geo., an employee of the Company and a Qualified Person under 43-101 to reflect: (i) additions to mineral reserves in the Roby Zone as a result of a lower cut-off palladium grade; (ii) depletion from production up to March 31, 2012, and (iii) mineral reserves from the crown pillar (supported by an internal engineering report). The following cut-off grades were used: (i) 1.8 g/t PdEq for the Roby open pit, within an optimized pit shell run below the current pit survey; (ii) 1.9 g/t PdEq for the mine stockpiles; and (iii) 5.8 g/t PdEq for the underground Roby Zone. These cut-off grades were determined under the assumption that production would take place at a rate of 14,000 tpd. Metal price assumptions of US$350/oz palladium, US$1,400/oz platinum, US$850/oz gold, US$6.50/lb nickel, and US$2.00/lb copper were used in the estimation of cut-off grade. A US$/Cdn$ exchange rate of 1.11 was also applied.

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5.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

6.	Numbers may not add due to rounding.

Technical Information and Qualified Persons

David Peck, Ph.D., P.Geo., Head of Exploration for North American Palladium and David Penna, P. Geo., an employee of the company, both Qualified Persons as defined by NI 43-101, have reviewed and approved the content of this news release.

The assay analyses performed during NAP’s drill programs are subject to a rigorous quality assurance and quality control (QA/QC) program that conforms to industry best practices as outlined by the CIM and NI 43-101. This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

Additional information can be found in NAP’s recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

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Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'forecast', and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future exploration, financial or operating performance, including: the Company's forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, the methods by which ore will be extracted, projected grades, mill recoveries, and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company's current estimates of mineral reserves and resources are accurate, that metal prices will be consistent with the Company's expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company's expectations, that there will be no significant disruptions affecting operations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company's expectations, and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: uncertainty of mineral reserves and resources, the possibility that metal prices, foreign exchange rates or operating costs may differ from management's expectations, inherent risks associated with mining and processing, the risk that the Lac des Iles and Vezza mines and may not perform as planned and that the Offset Zone and other properties may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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